T 604.682.3701	Suite 400, 455 Granville Street	info@coralgold.com
F 604.682.3600	Vancouver, BC V6C 1T1	www.coralgold.com

December 8th, 2010	Trading Symbols: TSX Venture – CLH US: OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL DRILLS 6m OF 3.74 G/T AU AT ROBERTSON, NEVADA

Coral Gold Resources Ltd. is pleased to announce encouraging results from a further three diamond core holes drilled at Corals Robertson property in Crescent Valley Nevada.

These holes are part of a 15 hole diamond core program which Coral started September 16.

The holes, CC10-7 to CC10-9 are vertical and range from 400 to 600 feet in depth (122 to 183 metres) and focus on the Altenburg Hill zone.  The drill program is currently on the 15th and final hole.

The program is designed to twin 2008 RC holes in order to provide material for metallurgical test work. This will consist of column leach tests by McLelland Labs in Reno, Nevada.

All samples were collected by Robert McCusker, a qualified person as defined by N143-101 and were fire assayed by ALS Minerals Labs using an AA finish.

Results of the three holes compared to the twinned RC holes are as follows:

Hole ID	From (ft)	To (ft)	Thickness (ft)	Au oz/t	Thickness (m)	Au g/t
CC10-7	5	15	10	0.021	3.0	0.72
	75	155	80	0.040	24.4	1.37
Including	130	150	20	0.109	6.1	3.74
	190	195	5	0.031	1.5	1.06
	275	295	20	0.013	6.1	0.45
	325	330	5	0.040	1.5	1.37

CR08-26	25	155	130	0.020	39.6	0.69
	290	315	25	0.018	7.6	0.62

CC10-8	95	175	80	0.019	24.4	0.65
	230	245	15	0.023	4.6	0.79
	290	305	15	0.021	4.6	0.72
	320	350	30	0.026	9.1	0.89
	390	405	15	0.022	4.6	0.75
	465	470	5	0.035	1.5	1.20
	490	495	5	0.11	1.5	3.77

CR 08-25	60	150	90	0.019	27.4	0.65
	375	415	40	0.013	12.2	0.45

CC10-9	50	145	95	0.014	29.0	0.48
	195	215	20	0.027	6.1	0.93
	270	285	15	0.029	4.6	0.99

CR08-21	0	100	100	0.019	30.5	0.65
	130	200	70	0.017	21.3	0.58
	270	305	35	0.017	10.7	0.58

Coral Gold, incorporated in 1981 continues to explore and develop a series of strategic claims along the Cortez Gold trend known as the Robertson Project. Coral has an inferred gold resource of 3.4 million ounces.  The company notes that gold assays from drilling completed in 2008 and 2010 are not included in the current 3.4-million-ounce gold-inferred resource. This data is being input into a new resource estimate. All the latest drilling and new metallurgical work will be used in a new NI 43-101-compliant independent Preliminary Economic Assessment anticipated for mid-2011. A PEA is designed to illustrate the project viability in the current cost environment.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.